Exhibit 99.1

COMPANY INFORMATION

A.    History and Development of the Company

Our predecessor company, Wuxi Suntech Power Co., Ltd., or Wuxi Suntech, was incorporated in January 2001 and commenced business operations in May 2002.  To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Power Solar System Co., Ltd., or Suntech BVI, in the British Virgin Islands on January 11, 2005.  Suntech BVI acquired all of the equity interests in Wuxi Suntech through a series of transactions that have been accounted for as a recapitalization.  In anticipation of our initial public offering, we incorporated Suntech Power Holdings Co., Ltd., or Suntech, in the Cayman Islands as a listing vehicle on August 8, 2005.  Suntech became our ultimate holding company when it issued shares to the existing shareholders of Suntech BVI on August 29, 2005 in exchange for all of the shares that these shareholders held in Suntech BVI.

We conduct a significant portion of our operations through Wuxi Suntech.  We have continually invested in the capacity of PV cell and PV modules in China since our foundation.  In December 2010, we acquired the Rietech companies that operate a 375 MW ingot and wafer slicing facility and were spun off from Glory Silicon, a company in which we have an equity investment.  As of December 31, 2011, we substantially completed the acquisition and reached an installed capacity for wafers and ingot of approximately1,600 MW . We have engaged in a number of other acquisitions and strategic alliances in order to further expand our sales channels and customer base, broaden our product mix, enhance our manufacturing and design capabilities, and diversify our geographical presence.See “— Product and Services” and “— Manufacturing.”

Our principal executive offices are located at 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.  Our telephone number at this address is (86) 510 8531 8982 and our fax number is (86) 510 8534 3049.

We made capital expenditures of $142.6 million, $276.2 million, $366.8 million in 2009, 2010 and 2011, respectively.  A certain portion of our capital expenditure in 2009 was used primarily for the completion of our thin film manufacturing facility as well as the construction of our PV cell production and supporting facilities in different locations.  Our capital expenditures in 2010 primarily related to the construction of production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity.  In 2011, our capital expenditure was mainly used for our wafer facilities due to the acquisition of Rietech at the end of 2010. We estimate our capital expenditures in 2012 to be in the range of $120 million to $150 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production capacity of 2,400 MW and our installed wafer capacity of 1,600 MW.  We plan to fund the balance of our 2012 capital expenditures with cash from operations.

B.    Business Overview

Overview

We are one of the leading PV solar manufacturers in the world as measured by production output and deliveries in 2011, with leading positions in key solar markets.  Since we commenced business operations in May 2002, we have grown rapidly to become the world’s largest manufacturer of PV cells and modules, based on production output and deliveries worldwide for residential, commercial, and utility-scale power plant customers.  In 2011 we sold and delivered our 25 millionth PV module.  As a key player in the PV industry, we design, develop, manufacture and market a variety of PV modules and cells.  We also provide PV system integration services to customers in certain regions, and are expanding our support services for utility scale PV systems.

We sell our products in various key solar energy markets worldwide including Germany, Italy, Spain, France, Benelux, Greece, the United States, Canada, China, the Middle East, Australia and Japan.  We currently sell our products primarily through a select number of value-added resellers, such as distributors and system integrators, as well as to end users, such as project developers, that have particular expertise and experience in a given geographic or applications market.  In addition to regional headquarter offices in Schaffhausen, Switzerland, and San Francisco, California, we also have sales and customer support offices in Germany, France, Italy, Spain, Netherlands, Greece, Australia, Japan, Korea, and the United Arab Emirates.  We believe that our local sales offices enhance our ability to localize customer service and support, which help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt.  We continue to focus on reducing PV solar module costs.  By the end of 2012, we aim to lower our non-silicon processing costs, which we believe could put us in a better cost-competitive position in the marketplace.  In addition, since the fourth quarter of 2011, we have focused on continuing to improve our accounts receivable collections and reducing the holding costs of inventory, which we believe could enhance our cash flows and liquidity.  Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture PV cells and modules with high conversion efficiency rates and on a large scale.  Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity.  As of December 31, 2011, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 18.2% and 16.6%, respectively, which were increased from our 2010 rates of 17.9% and 15.9%, respectively.

We believe our R&D team of leading solar PV scientists, both in China and abroad, together with our China-based development and manufacturing facilities provide us with several competitive advantages, including access to relatively low-cost engineering expertise, skilled labor and facilities.  We leverage our cost advantages by optimizing the balance between automated and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.  We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing outputs and quality.  By continuing to improve conversion efficiency, lower material costs, and lower engineering and overhead costs, we believe that we can further reduce our manufacturing costs per watt and achieve a cost advantage over our competitors.

In 2011, we significantly increased our aggregate production to meet strong global demand.  As of December 31, 2011, our annualized aggregate PV cell manufacturing capacity reached 2,400 MW per annum.  We intend to maintain our cell and module production capacity at 2,400 MW and wafer production capacity at 1,600 MW in 2012.  In 2012, we also intend to develop value-added products, engineering, and financial solutions and services to differentiate our company from other PV manufacturers.

Our Products and Services

We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added BIPV products.  Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide.  We also provide PV system integration services to customers in certain regions, and are expanding our support services for utility scale PV systems.  Since 2010, we also began to manufacture silicon wafers and ingots used in manufacturing our PV cells and modules.

Solar energy generation systems use interconnected PV cells to generate electricity from sunlight, a phenomenon commonly known as the photovoltaic effect.  Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates electric current.  Interconnected PV cells are packaged into PV modules, which protect the PV cells and collect the electricity generated.  PV systems comprise of multiple PV modules, related power electronics and other components.  PV systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation for locations where access to the electricity transmission grid is not physically available or economically feasible.

Silicon Ingots/Polysilicon Wafers

Silicon ingots are hard, stone-like products produced from raw silicon materials.  Silicon wafers are produced by finely slicing pieces from the ingots into quasi-circular wafers.  Wafers are inspected for contaminants before being packed and transferred to be used at our PV cell production facilities.

PV Cells

A PV cell is a semiconductor device made from a silicon wafer that converts sunlight into electricity by photovoltaic effect.  We produce a variety of monocrystalline and multicrystalline silicon PV cells.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package.  We produce a variety of PV modules ranging from 20 to 300 watts in power, with higher output modules under development.

PV System Integration and Project Development

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as inverters, batteries and power electronics, to produce and reserve electricity.

PV System Integration

Our PV system integration services include the design, installation, commissioning and testing of PV systems.  Our PV system integration services include services such as planning, engineering, procurement of permits and equipment, construction management, monitoring and maintenance.  We offer PV system integration services primarily through one of our subsidiaries, Suntech Energy Engineering Co., Ltd.

Suntech Energy Engineering Co., Ltd. is based in Shanghai, China, and has designed and installed on-grid and off-grid PV systems used in lighting for outdoor urban public facilities, in farms and villages and in commercial buildings.

Project Development

Our project development services include the design, installation and testing services provided in connection with PV system integration projects, as well as long-term commitments or investments in certain projects, such as assisting with on-going project development, arranging for or facilitating the access to financing, and acquiring ownership of equity interest in such projects.

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to contribute up to €258 million to GSF.  As of December 31, 2011, we had contributed a total of €155.7 million, fulfilling all of our contribution obligations as of such date, and had a remaining capital call commitment of €94.4 million after we transferred 6.7% shares in GSF to Mr. Romero in November 2011.  See “Related Party Transactions — Related Party Transactions” in Exhibit 99.4 to this report on Form 6-K.

We continue to explore potential project development and joint venture opportunities in Thailand, South America, South Africa, Germany, and Australia.

Other – KSL-Kuttler

We manufacture automation systems for the printed circuit board industry through our KSL-Kuttler subsidiary.

Manufacturing

Our future success depends on our ability to continue to manage our production facilities effectively, further improve the conversion efficiency of our products, and reduce our manufacturing costs.  Our vertical integration of productions from wafers to modules has enhanced our ability to streamline operations and capture synergies along the supply chain.  In addition to the cell efficiency gains we expect from our Pluto technology, we are in the process of capturing module efficiency gains from improved operational practices.  Leveraging our leading market position, we are investing in improved strategic sourcing to further lower our silicon and non-silicon material costs.

In order to maintain our record of high capacity utilization, we have introduced and will continue to introduce in-house designed automation equipment.  This has already enabled us to reduce manufacturing headcount, which would otherwise negatively affect our growth potential.

We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process in a cost-effective way.  The combination of automated and manual operations enables us to produce PV cells with either monocrystalline or multicrystalline silicon wafers, which gives us flexibility in raw material procurement and enables us to respond to changes in demand for product specifications; such capability is more difficult to achieve with fully automated processes often utilized by necessity in countries with higher labor costs.  At the same time, our flexible manufacturing approach enables us to maintain high manufacturing yields.

In the first quarter of 2012, we began to consider further initiatives in relation to the in-house manufacturing of original equipment as well as contracting third parties to manufacture Suntech labeled PV modules.

Manufacturing Processes

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling furnace.  A thin crystal seed is then dipped into the melted material to determine the crystal orientation.  The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal.  To produce multicrystalline ingots, molten silicon is transformed into a block through a casting process in a furnace.  Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks.  Such multicrystalline ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

In addition, in 2011 we began to utilize a new process of producing silicon ingots through a casting process in which we are able to derive from the ingots both monocrystalline wafers and wafers having features of both monocrystalline and multicrystalline wafers.  Wafers derived from the center of ingots cast in this new process tend to be monocrystalline, whereas wafers derived towards the outer edges of the ingot cast in this new process tend to have both monocrystalline and multicrystalline characteristics.  The monocrystalline wafers derived through this casting process can be produced at a lower cost than traditional methods of deriving a monocrystalline wafer from a monocrystalline ingot grown from a crystal seed.

After the ingots are inspected, monocrystalline ingots are squared by squaring machines.  Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder.  To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes.  After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers.  After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes.

PV cell manufacturing begins with chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight.  Through a thermal process, or a diffusion process, certain impurities are introduced into the silicon wafer so as to form an electrical field within the PV cell.  Electrical isolation between the front and back surfaces of the silicon wafer is achieved by edge isolation, which involves removing a very thin layer of silicon around the edge and back of the wafer.  An anti-reflection coating is then applied to the front surface of the PV cell in order to enhance its absorption of sunlight.  We screen print negative and positive metal contacts, or electrodes, onto the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed.  Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature.  We complete the manufacturing of PV cells by testing and sorting.

Difference exists in the manufacturing processes for monocrystalline and multicrystalline silicon PV cells. The chemical treatment process for manufacturing monocrystalline silicon PV cell produces a “pyramid-textured surface”, which traps sunlight into the silicon.  For the manufacturing of multicrystalline silicon PV cells, typically a similar type of surface structure cannot be readily formed, and as a result the surface reflection levels of multicrystalline silicon PV cells are usually higher than those of monocrystalline silicon PV cells.  We have developed a patented process that allows the formation of a similar surface structure in monocrystalline silicon PV cells.  We believe that this technology allows us to achieve high conversion efficiencies for multicrystalline silicon PV cells.

The diagram below illustrates the PV cell manufacturing process:

Our PV modules are formed by interconnecting multiple PV cells in the desired electrical configuration through tabbing and stringing.  The interconnected cells are laid out and laminated in a vacuum and then go through a curing process, or a heating process.  Through these processes, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture.  Assembled PV modules are packaged in a protective aluminum frame prior to testing.

The diagram below illustrates the PV module manufacturing process:

In April 2008, we acquired KSL-Kuttler, a leading manufacturer of wet processing and automation systems for printed circuit board industry based in Germany.  In 2010, we substantially reduced our operations in Germany to improve cost effectiveness.  In 2011, we embarked on a plan to increase the manufacturing capacity of the Suzhou plant of KSL-Kuttler through construction of new facilities in the size of approximately 108,728 square meters, which are expected to be completed in 2012.

Manufacturing Capacity Expansion

In 2011, we increased our cell capacity to 2,400 MW up from 1,800 MW in 2010 as a result of the additional capacity we acquired through our joint venture, Wuxi Sunshine.  We entered this joint venture with two Wuxi based companies, Wuxi Industrial Development Group and Wuxi New District Economic Development Group, to own and operate PV cell production facility of a manufacturing capacity of up to 1,200 MW co-located at our Wuxi campus.  We have achieved 600 MW of PV cell capacity currently at Wuxi Sunshine and, subject to future demand visibility, may consider implementing the second phase addition of 600 MW PV cell capacity.  By the end of 2011, we reached a total cell manufacturing capacity of 2,400 MW composed of 1,800 MW in Wuxi, 400 MW in Shanghai, and 200 MW in Luoyang.

In support of our move towards becoming a more vertically integrated producer, we acquired Rietech in 2010, which was spun off from Glory Silicon, a China-based silicon ingot and wafer manufacturing facility.  During 2011, we increased ingot and wafer production capacity, and as of December 31, 2011, we had 1,600MW of ingot and wafer production capacity which we intend to maintain in 2012.

The total module manufacturing capacity of 2011 was 2,400 MW, which includes our total Pluto-enabled capacity ready for production of approximately 450 MW.  As a result of the augmented manufacturing capacity, in 2011 we were able to ship 2,095.5 MW of our solar products, representing a 33.3% increase from 2010.

In 2012, we intend to maintain our cell and module production capacity at 2,400 MW and wafer production capacity at 1,600 MW.

Raw Materials

Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting systems and aluminum framing.  Our raw material procurement policy is to use only vendors who have demonstrated quality control and reliability, and to maintain multiple supply sources for each of our key raw materials so that issues with any one vendor will not materially disrupt our operations.  Except for arrangements pursuant to certain long-term supply agreements, we evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly.  We maintain adequate supply of silicon wafers and other raw materials based upon regular estimates of customer orders and optimized production plan.

We have adopted an initiative to increase purchases of raw materials from suppliers based in China that provide goods of comparable quality as those produced outside of China but at a lower cost and with a shorter lead and delivery time.  Such initiative concerns suppliers for silicon wafers, tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material, aluminum framing and metallic paste.

Polysilicon and Silicon Wafers

Polysilicon and silicon wafers are the most important raw materials for making PV products.

Currently, we have business relationships with over 50 suppliers of polysilicon and silicon wafers.  We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements.  We procure our remaining polysilicon and silicon wafer supplies through short-term supply agreements and from the spot market.  Since 2010, we also began to manufacture silicon wafers, which can be used to satisfy a portion of our wafer need for manufacturing our PV cells and modules.

Multi-year Supply Agreements

After the financial crisis in 2008, demand for solar products had substantially revived for a short period, leading to rising selling prices of silicon wafers, our key raw material of production. We entered into a number of multi-year supply agreements in the three year period from 2006 to 2008 to secure the volume required to meet our consumption demand for module productions.  In 2011, we entered into one additional long-term silicon supply contract.  These supply agreements accounted for a significant portion of the polysilicon and silicon wafers consumed in our manufacturing activities in 2011.

Many of our multi-year supply agreements were structured as “take or pay” arrangements, which allowed the suppliers to invoice us for the full purchase price of polysilicon or silicon wafers we committed to purchase each year, whether or not we actually order the required volume.  Towards the end of the third quarter in 2011, the market prices for polysilicon and silicon wafers experienced significant declines to a level substantially lower than the contract price under our multi-year supply agreements, and also below the cash cost for smaller manufacturers, although there was a rebound in price in the first quarter of 2012. Nevertheless, we have sought to renegotiate the terms of our “take or pay” supply agreements since 2009, and we were able to renegotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to make them more in line with spot market pricing so as to maintain our cost competitiveness.

•      Multi-year Polysilicon Supply Agreements.  Multi-year Polysilicon supply agreements continued to account for a significant portion of our 2011 consumption.  Throughout the course of 2011, we were able to renegotiate prices on a monthly or quarterly basis for majority of our polysilicon supply agreements.

•      Multi-year Wafer Supply Agreements. Wafers procured under our multi-year wafer supply agreements accounted for a significant portion of our consumption of wafers in 2011. Nevertheless, the percentage of our wafers procured under multi-year agreements decreased as we terminated our multi-year supply agreement with MEMC in 2011.  We have another multi-year wafer supply agreement expiring in the second quarter of 2012, which will further significantly reduce the volume of our wafer requirements subject to the “take or pay” clauses in 2012. This allows us to further increase the utilization at our own Rietech facility and also provide us with greater sourcing flexibility.

Despite the success in renegotiating some of our multi-year supply agreements, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under renegotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant.  See “Risks Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability” in Exhibit 99.2 to this report on Form 6-K.

Strategic Investments in Upstream Suppliers and Subsequent Developments

We have also made strategic equity investments in upstream suppliers due to our growing reliance on spot market purchases of silicon.  We entered into the following strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.  In 2011, we impaired our investments in two of these companies.

•      In March 2008, we acquired an 11.7% equity interest in Hoku Scientific for a total consideration of approximately $20.0 million.  Hoku Scientific is a public company listed on the Nasdaq Global Market and operates a polysilicon manufacturing facility in Idaho.  In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting our holdings of Hoku Scientific to approximately 4.19%.  We entered into a long-term supply agreement in June 2007 with Hoku Materials Inc., or Hoku Materials, a subsidiary of Hoku Scientific, for the supply of polysilicon beginning in 2009.  In mid-2011, we amended our agreement with Hoku Materials to shorten the initial term of the contract from 10 years to one year, subject to renewal on a yearly basis.  In 2012, the agreement was further amended to reduce the supply amount and change the pricing terms from fixed prices to be based on spot prices on the market.

•      In March 2008, we acquired a total of 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million through the purchase of newly issued shares of Nitol Solar in three tranches.  Nitol Solar is a privately held company incorporated in the Jersey Islands and is in the process of operating a polysilicon manufacturing facility near Irkutsk, Russia. In March 2009, our investment in Nitol Solar was diluted to approximately 11.5% due to a financing transaction by Nitol Solar.  We entered into a supply agreement in August 2007 with Solaricos Trading, Ltd., or Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009.  This agreement was amended in 2008 and 2009 to provide for, among others, variations on pricing and volume.  As of December 31, 2010, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.3 million. In the third quarter of 2011, we fully impaired such outstanding prepayment as well as the remainder of our investment in Nitol Solar following the receipt of notice from lenders to Nitol Solar that such lenders were foreclosing on a security interest securing loans made by such lender; such security interest consisted of substantially all assets of Nitol Solar.

•      In May 2008, we acquired an 18.0% equity interest in Glory Silicon for a total consideration of approximately $21.4 million.  Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operated PRC-based wafer manufacturing facilities.  We entered into two definitive wafer purchase contracts with Glory Silicon in 2008, including a five-month wafer supply contract starting from September 2008 and a three-year wafer supply contract starting from August 2009.  Since May 31, 2010, Glory Silicon had gone through a reorganization process to split its China mainland operation among its shareholders.  As part of such reorganization, effective on June 1, 2010, certain of Glory’s assets and liabilities were injected into the newly incorporated Rietech companies.  Our then existing supply contracts with Glory Silicon were also assigned to Rietech. From June to December 2010, the equity interests in Rietech were held and the assets and liabilities injected into Rietech were jointly controlled by us and two other investors.  In December 2010, to transform our Company from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests the other two investors had in the Rietech companies, and certain other non-operating entities, for a total cash consideration of US$123.4 million.  As a result we acquired the 100% interest in Rietech , and Glory Silicon had ceased being an affiliate of us as of December 31, 2010.

•      In May 2008, we acquired a 15.8% equity interest in Shunda Holdings for a total consideration of approximately $101.9 million through the purchase of convertible preferred shares.  The preferred shares were later converted to common shares in 2009.  Shunda Holdings is a manufacturer of polysilicon and wafers based in China.  We entered into a definitive thirteen-year silicon wafer supply agreement in with a subsidiary of Shunda Holdings January 2008, pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020.  In 2010, we amended our procurement agreement with Shunda allowing us to renegotiate the price and volume on a monthly basis.  In December 2010, we indirectly acquired an additional 20.85% equity interest of Shunda. In the third quarter of 2011, we fully impaired the remaining prepayment of $10.8 million to Shunda Holdings and fully impaired the remainder of our investment in Shunda Holdings.

•      In May 2008, we acquired a 5.0% equity interest in Xi’an Longji Silicon for a total consideration of $7.3 million.  Xi’an Longji Silicon, a privately held company incorporated in the PRC, manufactures wafers and is in the process of expanding its wafer production capacity.  Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances.  We entered into a five year wafer purchase agreement with Xi’an Longji Silicon in January 2008 with adjustable purchase price based on market trends.  In 2010, we signed a new six -year wafer tolling and procurement agreement with Xi’an Longji, which superceded the previous five -year procurement agreement and allows us to renegotiate contract volume and price every quarter based on market oriented pricing mechanism and our actual needs.

•      From January 2009 to October 2009, we acquired an aggregate of 20% equity interest in Asia Silicon, a privately held company incorporated in the British Virgin Islands, which began commercial operations in late 2008 as a polysilicon manufacturer in Qinghai, China.  We entered into an agreement with Asia Silicon in January 2007 to purchase high purity polysilicon with a total value of up to $1.5 billion over a 16-year period.  Due to a change in strategy, we disposed of our interest in Asia Silicon on December 1, 2010, for cash consideration of $23.9 million.  In July, 2011, both parties renegotiated and reached a new polysilicon purchase agreement, under which we will purchase polysilicon from Asia Silicon with a total volume of 63,300 tons over a 9-year period starting from 2012. According to the new agreement, the price is negotiable quarterly with reference to our average purchase price under other long-term polysilicon supply contracts, and the existing prepayment will be gradually deducted from 2012 through 2017.  As of December 31, 2011, we had a $69.1 million prepayment to Asia Silicon.

•      In November 2010, we committed to subscribe 40% equity interest in Wuxi Sunshine, a newly established joint venture engaging in PV cell manufacturing.  We entered into a five-year processing agreement with Wuxi Sunshine in September 2010 whereby Wuxi Sunshine will provide cell processing services to us.  As of December 31, 2011, we had invested $39.6 million in Wuxi Sunshine, representing 40% of its share capital.

During the first quarter of 2012, we continued to explore further investment opportunities in third parties that manufacture the raw materials for our PV cells and modules, including certain Taiwanese manufacturers.

Quality Assurance and Certifications

We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process.  Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance.  If a problem is detected, a failure analysis will be performed to determine the cause.

We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence.  The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2011.

Certification Test Date	Certification or Test Standard	Relevant Products

June 2002 and renewed in August 2009

ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.

The design and manufacture of crystalline silicon PV cells, modules and application systems

March 2006	UL certification, conducted by Underwriters Laboratories, against the standard of UL1703 3rd edition.	Certain models of our PV modules

June 2005 to December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

July 2007	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	Certain models of our PV modules

August 2007	VDE certification, conducted by VDE testing and certification institute, against the requirement of IEC61215:2005 and IEC61730-1,-2	Certain models of our PV modules

December 2007	Export Inspection Exemption Certificate, the only certificate in PV industry issued by China General Administration of Quality Supervision Inspection and Guarantee	All models of PV modules

March 2008	“Golden Solar” certification by CGC, against the requirement of GB/T9535-1998.	Certain models of our PV modules

August 2008	CQC/CCC certification, conducted by CQC (China Quality Certification Center), against the requirement of GB/T 9535-1998 and GB 9962-1999.	Certain double glass models of our PV modules

October 2008	KIER certification, conducted by Korea New and Renewable Energy Center	Certain models of our PV modules

March 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	Certain models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

September 2009	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, against the requirement of IEC61215 2nd edition, IEC61730-1,-2, 1st edition.	Certain models of our PV modules

September 2009	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	PLUTO series module

October 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	PLUTO series module

March 2010	MCS certification, conducted by BBA (British Board of Agreement), against the requirement of MCS005 Solar Photovoltaic Modules.	Certain models of our PV modules

May 2010	TUV certification, conducted by TUV Rheinland Japan, test in Ammonia Gas Atmosphere according to DIN 50916:1985 T2.	Certain models of our PV modules

May 2010	VDE certification, conducted by VDE, according to IEC82/576/CD:2009 (IEC61701 Salt mist corrosion testing of PV modules)	Certain models of our PV modules

Jan 2012	TUV certification, conducted by TUV Rheinland LGA Products GmbH, test in Ammonia corrosion testing of photovoltaic (PV) modules” according to 2PfG 1917/05.11	Certain models of our PV modules

Markets and Customers

We sell our products in various key markets worldwide, including Germany, Italy, Spain, France, Benelux, Greece, the United States, Canada, China, the Middle East, Australia and Japan. The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2009		2010		2011
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In millions, except percentages)
Europe:
Germany	$701.8	41.4%	$818.5	28.2%	$631.0	20.1%
Spain	61.1	3.6	86.5	3.0	44.6	1.4
Italy	200.1	11.8	473.9	16.3	150.6	4.8
France	108.4	6.4	223.0	7.7	239.0	7.6
Benelux	74.2	4.4	124.8	4.3	132.5	4.2
Others	107.9	6.4	191.0	6.6	232.1	7.4
Europe Total	1,253.5	74.0	1,917.7	66.1	1,429.8	45.5
United States	160.4	9.5	443.3	15.3	723.7	23.0
China	75.7	4.5	154.0	5.3	371.6	11.8
Australia	33.5	2.0	120.0	4.1	136.4	4.3
Japan	81.6	4.8	134.2	4.6	143.9	4.6
Others	88.6	5.2	132.7	4.6	341.2	10.8
Total net revenues	$1,693.3	100.0%	$2,901.9	100.0%	$3,146.6	100.0%

Sales and Marketing

We currently sell our products primarily through a selected number of value—added resellers, such as distributors and system integrators, and to end users such as project developers with experience in a given geographic or applications market.  We have also established local sales offices in our certain key markets such as Australia, France, Germany, Italy, Japan, the United Arab Emirates South Korea and the United States.  We believe our local sales offices enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have extensive distribution channels and broad brand recognition in key solar markets.  We have been selling PV cells and modules to European countries for more than eight years and the United States for more than seven years, and have supplied PV modules to a number of large and high-profile installations in both Europe and the United States.  Due to our track record of supplying high quality, reliable and cost-effective PV modules to high-profile customers, we have developed strong brand recognition in key solar markets.

Our worldwide teams, which have an in-depth understanding of the local business environment and PV markets, enable us to develop strong relationships with our key customers.  They provide customers with a high standard of service before, during, and after sales.  Our major international customers include Sempra Generation (e.g. Mesquite Solar 1, LLC), Biosar Energy S.A, RMT, Energiebau Solarstromsysteme, Bangchak Petroleum Public Company, Krannich Solar, and Solarhybrid.  We believe that our extensive international sales and distribution network and wide brand recognition enable us to introduce new products into the market quickly and provide better service to our customers.

We sell our PV modules primarily through sales contracts with a term of less than one year. Typically we are obligated to deliver PV modules according to previously negotiated prices and delivery schedules.

Warranty

Our standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, we extended the warranty period in relation to defects in materials and workmanship from five years to ten years. In addition, our PV modules also contain a five, 12, 18 and 25-year standard warranty against nameplate output declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively.  Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power.  The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product.  Additionally, a few of our customers have requested us to assume post-sale obligations. These obligations primarily consist of (i) guaranteeing minimum system output for a certain period of time, normally less than five years, which requires us to compensate the customer for losses if the system output is lower than the minimum requirement; and (ii) providing certain post-sale system quality warranty for a certain period of time, normally less than five years.

We accrue warranty costs when recognizing revenue and recognize such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to our limited history of manufacturing solar modules, we do not have a significant history of warranty claims. Based on our best estimates of both future costs and the probability of incurring warranty claims, we accrue product warranty costs at 0.72% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues. Our estimates are based on a number of factors, including (1) an analysis of actual historical costs incurred in connection with warranty claims, (2) an assessment of our competitors’ accrual practices and claim history, (3) changes in the market price of our PV products required to be incurred for us to provide the warranty service, and (4) results from academic research, including industry-standard accelerated testing, and other assumptions that we believe to be reasonable under the circumstances. We believe the change of warranty policy in April 2011 did not have a material effect on the warranty accrual rate. We acknowledge that such estimates are subjective and will continue to analyze our own claim history, the performance of our products compared to our competitors, PV products pricing trend and academic research results to determine whether our accrual is adequate. If we begin to experience warranty claims of a different level than that reflected in our current accrual rate, we will prospectively revise the warranty accrual rate.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret, copyright and domain name protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property.  As of December 31, 2011, we had a total of 201 issued patents and 294 pending patent applications globally.  With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests.  We believe that many elements of our PV products and manufacturing processes involve proprietary know—how, technologies or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures.  We have taken security measures to protect these elements.  Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us.  These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us.  We take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data.  We also deployed a data safety protection system in 2011 to better protect our key know-how.

We maintain nearly 400 trademarks globally.  We maintain trademark registrations in China, including but not limited to the names Suntech, Suntech Power, HIPERFORMA, RELIATHON, and our logo.  One of our trademarks in China is recognized as well-known trademark by the State Administration of Industry and Commerce in the PRC.  We have registered, or are in the process of registering, such names in the United States, Canada, the European Union, Australia, New Zealand, India, Japan, South Korea, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the United Arab Emirates, Israel and South Africa.  As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We also take legal actions to appropriate to challenge registrations of trademarks that may cause confusion to our customers in the market.

In an effort to prevent and curb the trade of imitation and counterfeit products that infringe our rights, we have worked with customs agencies around the world to seize and destroy such infringing products.  We continue to monitor potential risks of infringement worldwide, and will continue to protect our intellectual property rights as necessary.

We maintain nearly 100 domain names globally, including suntech-power.com and many similar domain names as a defensive method.  We also take legal actions as appropriate to challenge registrations of domain names which may cause confusion to our customers.

We will continue to enforce our intellectual property rights against alleged infringers worldwide.  As of December 31, 2011, we did not faced any material allegations of our infringement upon intellectual property rights of third parties brought against us.

Competition

We are one of the world’s leading solar energy companies as measured by production output of crystalline silicon solar modules.  The PV market is intensely competitive and rapidly evolving.  The number of PV product manufacturers has rapidly increased due to the growth of actual and predicted demand for PV products and the relatively low barriers to entry.  Our competitors include PV divisions of large conglomerates such as Samsung Corporation, specialized cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as First Solar, Inc. SunPower Corporation, Trina Solar and Yingli Solar.  Some of our competitors, including Trina Solar and Yingli Solar, have become vertically integrated from upstream polysilicon and silicon wafer manufacturing to PV system integration .  We also expect to face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources.

A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on newer PV technologies, including thin film PV modules, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies.  Furthermore, the entire PV industry faces competition from conventional energy and non-solar renewable energy providers.  Due to the relatively high energy production costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do.  Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices.  For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier.  As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages.  Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases.  In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets.  As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can.

Environmental Matters

Our manufacturing processes generate emissions, noise, waste water, and other industrial wastes.  We have installed various types of anti pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process.  We outsource the treatment of some of our waste water and other liquid wastes to third party contractors.  Our operations are subject to regulation and periodic monitoring by local environmental protection authorities in Wuxi.  We obtained ISO 14001 certification for our manufacturing facilities in Wuxi in September 2006.  ISO 14001 prescribes standards for management of organizations to achieve an effective environmental management system.

The “end of life” treatment of electrical and electronic waste is receiving greater legislative attention globally and PV modules may be included within the scope of legislation covering such end of life waste.  Within Europe it is anticipated that legislation will impose a producer responsibility to ensure end of life treatment of PV modules.  In Europe, the organization PVCycle, of which we are a member, is coordinating the creation of an effective end of life take back and recycling scheme.  Our crystalline PV modules have an expected operational life in excess of 25 years as in line with those of our leading industry peers, and therefore only a small volume of our modules (significantly less than 0.1% by weight), including those suffering damage in operation, are currently being returned as having reached their end of life.  Our crystalline PV modules currently have an aluminum frame and a plastic junction box.  Once these are removed, the remaining laminate is over 95% by weight glass and therefore can be recycled within existing glass recycling facilities.  On this basis the costs of meeting the legislative requirements of producer responsibility are anticipated to be approximately 1% to 2% of the selling price of the modules.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities.  These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters.  Insurance coverage for our inventory and fixed assets other than land amounted to approximately $2,572 million as of December 31, 2011.  We maintain insurance policies in respect of marine, air and inland transit risks for the export of our products.  We also maintain insurance against business disruptions.  We consider our insurance coverage to be adequate.  However, significant damage to any of our manufacturing facilities and buildings, whether as a result of natural disaster or other causes, could still have a material adverse effect on our business, financial condition and results of operations.  In 2011, we paid an aggregate amount of approximately $5.18 million in insurance premiums.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Government Directives

China in recent years has undertaken a number of other initiatives to encourage the development of the renewable energy sector and, in particular, the solar energy sector .In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006.  The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non fossil fuel renewable energy and their on grid application.  In its recent amendment effective as of April 1, 2010, it is specified that a development fund is to be set to compensate the high cost of renewable energy projects.  In order to expand the application of renewable energy, it also requires grid companies to enhance the construction and the management of the grid network.  The law also specifies that the state will take measures to purchase all the renewable energy generated by various power plants.  In August 2011, the NDRC released a directive which set forth a uniform national feed in tariff for the solar energy generated by power plants. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, photovoltaic systems and other solar energy utilization systems.  It expressly contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.  Since 2005, the State Council, the NDRC, the Ministry of Construction and the Ministry of Finance promulgated a number of directives to encourage the expansion of the renewable energy power generation industry, including the solar industry.  These directives set forth specific measures relating to pricing of electricity generated by solar and other renewable power generation systems and sharing by all utility end users of certain costs incurred by solar and other renewable power generation systems.  The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law. In addition, some provincial governments also promulgated some measures to stimulate the utilization of solar energy.

Environmental Regulations

Our research and development and manufacturing activities may use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes.  We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials.  The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Assessment of Environmental Impact, Regulations on the Assessment of Environmental Impact of Plans,  the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution and PRC regulations regarding Administration of Construction Project Environmental Protection.

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of January 30,  2012.  Under this regulation, the photovoltaic business is listed as an industry where foreign investments are encouraged.

Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.  The Cayman Islands is not party to any double tax treaties applicable to any payments made by or to our company.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect beginning January 1, 2008.  On December 6, 2007, the State Council approved and promulgated the Implementation Regulations, which took effect simultaneously with the EIT Law.  Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%.  The EIT Law provides a five-year transitional period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the EIT Law where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations.  On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39.  Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increasing to 25% over the 5-year period beginning January 1, 2008.  Specifically, the applicable rates under such an arrangement for such enterprises are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively.  For those enterprises granted qualified tax holidays, such tax holidays continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday had not yet started because of a cumulative loss position, such tax holiday was deemed to commence from 2008, the first effective year of the EIT Law.  While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment continues to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state.  Following the full effectiveness of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.  According to the EIT Law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.  Our PRC subsidiaries Wuxi Suntech Power Co., Ltd., Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech were approved to be qualified as “high and new technology enterprise” on December 1, 2008, December 30, 2008, December 22, 2009 and November 8, 2011, respectively.

Under the EIT Law and its Implementation Regulations, all domestic and foreign investment companies are subject to a uniform EIT at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders are subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the Implementation Regulations, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable have no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  However, under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes.  Under the Implementation Regulations, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  Substantially all of our operational management is currently based in the PRC.  If we were treated as a resident enterprise for PRC tax purposes, we would subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, but dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends.  If we were considered a PRC resident enterprise, it is also possible that the EIT Law and its Implementation Regulations would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as PRC-sourced income.  If we are considered as a PRC resident enterprise, it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC sourced income and subject to PRC tax.

In accordance with the EIT Law, dividends which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax.  In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences to U.S. Holders (as defined below) of the purchase, sale, and ownership of our ordinary shares and ADSs as of the date hereof.  Except as otherwise noted, this summary deals only with ordinary shares and ADSs held as capital assets.  As used herein, the term “U.S. Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a United States expatriate;

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.  In addition, this summary is based, in part, upon representations made by the depositary to us and was prepared under the assumption that that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors regarding the applicable United States federal income tax consequences.

This summary does not contain a detailed description of all the United States federal income tax consequences in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.  If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdictions.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Distributions on ADSs or Ordinary Shares

Subject to the discussion under “— Passive foreign investment company” below, the gross amount of distributions on the ADSs or ordinary shares (including any PRC withholding taxes withheld) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Such income (including withholding taxes) will be includable in your gross income as an ordinary income on the date that you actually or constructively receive it, in the case of the ordinary shares, or by the depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to domestic corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation where its shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States.  United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States.  Thus, we do not believe that dividends paid on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates.  In addition, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years.  A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States.  In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under — “Taxation — People’s Republic of China”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  In such a case,dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation.  Non-corporate holders that do not hold for a minimum holding period during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.  In addition, the rate reduction will not apply to dividends if a recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property.  This disallowance applies even if the minimum holding period requirement has been met.  You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability.  For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income.  The rules governing the foreign tax credit are complex.  You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.  However, we do not plan to calculate earnings and profits in accordance with United States federal income tax principles.  Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “— Passive foreign investment company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares.  Such gain or loss will generally be capital gain or loss.  Capital gains of non-corporate

U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any capital gain or loss recognized by you will generally be treated as United States source gain or loss.  However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income.  You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2011, although there can be no assurance in this regard.  Under the Code, the determination of whether a non-U.S. corporation is a PFIC is made annually.  Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable years.  If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for a taxable year in which:

•                  at least 75% of our gross income for the taxable year is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).  If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions.  Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.  You will be required to file Internal Revenue Service Form 8621 (or any other form subsequently specified by the United States Department of the Treasury) if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.  You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include a gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange.  Under the current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  Please note that it is intended that only the ADSs but not the ordinary shares will be listed on the New York Stock Exchange.  Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares.  You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election.  If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  A mark-to-market election will be effective for the taxable year in which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or Internal Revenue Service consents to revoke the election.  You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. investor in a PFIC generally may mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code.  However, this option is not available to you because we do not have resources to provide the information necessary to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation.  A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions.  You are urged to consult your tax advisor, regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

Dividend Distribution

Pursuant to the PRC Foreign Exchange Administration Regulation promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE or its local branches, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•                  PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended in 1990 and 2001;

•                  Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

•                  PRC Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended in 2000; and

•                  Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign -invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Silicon Metal Industry

Silicon metal is a key material for manufacturing polysilicon.  Manufacturing of silicon metal is not encouraged, due to its high energy consumption and pollution of the environment, but is permitted by the PRC government.  Any foreign enterprise’s investment in the silicon metal industry requires approval from the National Development and Reform Commission, or the NDRC.  In a notice which became effective March 1, 2008, the NDRC set stricter requirements for the silicon metal industry. In addition, according to the Foreign Investment Industrial Guidance Catalogue, updated and effective as of January 30, 2012, polysilicon manufacturing business is removed from being an encouraged foreign investment category and is categorized as a permitted foreign investment industry. These requirements affect our investments in and acquisitions of businesses engaged in the silicon metal industry.

Anti-Monopoly Law

On August 30, 2007, the Standing Committee of the National People’s Congress of China adopted the Anti-Monopoly Law, or AML, which took effect as of August 1, 2008.  On August 1, 2008, the State Council of China adopted the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, or the SDCBO, which took effect as of August 3, 2008.  The AML models itself on the European Union competition laws and includes provisions related to merger control, monopoly agreements, restraints on trade, and abuses of dominant market positions.  Under the AML and the SDCBO, a notification must be sent to and the approval must be sought from the Ministry of Commerce for any business combination (including mergers, acquisitions and joint ventures) that may restrict or eliminate competition in the Chinese domestic market require.

If either of the thresholds below is met, a merger notification must be filed with the Ministry of Commerce for approval; otherwise the combination is not allowed:

•                  Total worldwide turnover in the previous accounting year of all undertakings in the combination exceeds RMB10 billion (approximately $1.4 billion), and at least two of such undertakings each has a turnover of more than RMB400 million (approximately $59 million) within China in the previous accounting year; or

•                  Total turnover in China in the previous accounting year of all undertakings involved in the combination exceeds RMB2 billion (approximately $293 million), and at least two of such undertakings each has a turnover of more than RMB400 million (approximately $59 million) within China in the previous accounting year.

Even if the turnover thresholds are not met, if the Ministry of Commerce, based upon existing facts and evidence, considers that a combination may result in the elimination or restriction of competition in the Chinese domestic market, it has the power on its own initiative to investigate the combination.  Also, if the Ministry of Commerce deems an acquisition of a Chinese company by foreign capital to be a “national security” issue, then a national security review will be conducted that could deny the combination.

In addition, certain types of agreements between competitors are forbidden by law if such agreements eliminate or restrict competition.  These agreements include price fixing, output or sales restrictions, market sharing, restrictions on the purchases of new technology or facilities, and collective boycotts.  In the case of vertical agreements (between parties at different levels of the supply chain), fixing resale prices and restricting minimum resale prices are forbidden (unless an exemption applies).

Combinations resulting in fair competition are encouraged in the AML.  However, it is an infringement when a company with a “dominant market position” abuses their power by taking actions that restrict or eliminate competition.  Behavior that may be considered as an abuse of power includes selling goods at unfairly high or low prices, selling goods below cost without a justified reason, refusing to deal with another party without justified reasons, requiring another party to trade exclusively without justified reasons, certain tying arrangements, and unjustified discriminatory pricing.  The abovementioned regulations make it possible that our mergers and acquisitions in the PRC will be subject to review by PRC government authorities.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•                  PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008; and

•                  The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among others , dividend payments, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used.Pursuant to Circular 142, the RMB funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if the proceeds of such loans have not yet been used.

Violations of Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation.

Regulation of Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005.  SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE.  SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.  The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China.  The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit.  The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity.  Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers or swap, merger or split, long-term equity or debt investments, and providing security.  Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains.  The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007.  Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner.  If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities.  If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries.  Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.  Under the aforesaid regulation, in case we are regarded as a special vehicle company, our investment and foreign exchange activities shall be supervised and controlled by the competent government agencies.

On May 20, 2011, the SAFE issued the Notice on Implementation Rules Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or the Circular No. 19, which came into effect on July 1, 2011. Circular No. 19 further specifies the SAFE registration formalities in terms of domestic residents setting up a special purpose company, SAFE registration alteration, and rectification procedures.

Employee Stock Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementing Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. According to the Stock Incentive Plan Rules, if a PRC domestic individual participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise of stock options and the purchase and sale of stocks. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas publicly-listed company must be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC agent before distribution to such individuals.

Our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Incentive Plan Rules as our Company is an overseas publicly-listed company. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under the PRC laws. In addition, SAT has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC administrative authorities.

C.            Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of December 31, 2011.

(1) Power Solar System Pty. Ltd. is currently in the process of being liquidated.

D.            Property, Plant and Equipment

Our research and development and manufacturing facilities are located principally in the PRC.  We are headquartered in the New District in Wuxi, Jiangsu province, PRC.  The premises for our headquarters and research and development and most of our manufacturing facilities in China are owned by us.  The following table sets forth the location and size of the premises for our major operations as of December 31, 2011.

Location	Square Meters (Approx.)	Remarks
Wuxi, Jiangsu Province, PRC	236,000	Corporate headquarters; PV cell and module manufacturing
Shanghai, PRC	160,000	Pluto cell and module manufacturing
Yangzhong, Jiangsu Province PRC	150,000	Ingot and wafer manufacturing
Yangzhou, Jiangsu Province PRC	136,000	Ingot and wafer manufacturing
Suzhou, Jiangsu Province, PRC	33,400	KSL-Kuttler equipment design and manufacturing
Luoyang, Henan Province, PRC	25,000	PV cell manufacturing
Yangzhou, Jiangsu Province, PRC	20,000	PV cell manufacturing
Goodyear , Arizona, USA	11,000	PV module manufacturing
Dauchingen, Germany	11,000	KSL-Kuttler equipment design and manufacturing
Nagano, Japan	7,000	BIPV products

As of December 31, 2011, our annualized aggregate PV cell and module manufacturing capacity reached 2,400 MW per annum.

In December 2011, we extended the period of the then expiring building lease for the KSL Kuttler plan in Suzhou by one year. We expect to move the KSL Kuttler plant into a new plant with the size of 108,728 square meters by the end of 2012.

In January 2010, we entered into a building lease for a premise of approximately 117,000 square feet in Goodyear, Arizona.  Our Goodyear facility had begun operations in September 2010 and it achieved annual production of approximately 35 MW in 2011.

In addition, we lease office space in various locations around the world where we maintain sales and regional offices, including in Dubai, Madrid, Milan, Munich, San Francisco, Schaffhausen (outside of Zurich), Seoul, Sydney and Tokyo.

We believe that our existing facilities, together with the facilities under construction and to be constructed according to our current plans, are adequate for our current requirements.

E.              Legal and Administrative Proceedings

Due to the decrease in prices of polysilicon, silicon wafers and PV cells and modules since late 2008, we have sought to renegotiate the unit price and volume terms of many of our supply agreements with our suppliers.  During the course of such negotiations we may be subject to litigations if mutual agreement cannot be reached between us and our suppliers.  We cannot assure you that the outcome of any such potential litigation would be in our favor.  Such litigation may be costly and may divert management attention as well as our other resources away from our business operations and could have a material effect on our reputation, business, financial condition, results of operations, cash flows, liquidity and prospects.

In May 2010, QCells SE filed an approximately € 16.4 million suit in Germany against Suntech Power Japan Corporation for breach of contract relating to a contract that Suntech Japan Power Corporation, formerly known as MSK, entered into in 2005 for the supply of solar cells.  In November 2011, the German trial court ruled in favor of QCells SE.  In February 2012, Suntech Power Japan Corporation appealed the ruling.

                        On October 19, 2011, various U.S. manufacturers, including SolarWorld and other unnamed claimants, filed a trade petition against China-based producers of solar panels with the ITC and the DOC.  We have been cooperating with the ITC and DOC in their investigation of this matter.  On March 20, 2012, the DOC made the DOC Preliminary Determination that countervailing duties of 2.9% shall be imposed on imports of crystalline silicon photovoltaic cells from our PRC subsidiary, Wuxi Suntech Power Co., Ltd., produced on or after December 27, 2011.  It is expected that in May 2012 the DOC will also make a preliminary determination related to any antidumping duties that may be imposed on imports of crystalline silicon photovoltaic cells produced by Wuxi Suntech Power Co., Ltd. in China into the United States.  In connection with the announced countervailing duties, the DOC has instructed Customs and Border Protection to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the preliminary countervailing duties determination.  See “Risk Factors — Risks Related to Our Company and Our Industry - Trade protectionism actions filed with the regulatory authorities in United States, European Union, or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of crystalline silicon photovoltaic cells from China within each respective national market.  Any determination of duties and tariffs against our importation of modules into the United States and Europe could render us unable to sell modules in these countries that could impact our sales, business operations, competitiveness, and profitability”.

Other than as described above, we are not currently a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us.  We may from time to time become party to various legal or administrative proceedings arising in the ordinary course of our business.

F.              American Depositary Shares

According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Hong Kong market.
• $.02 (or less) per ADS per calendar year (to the extent permitted by the exchange on which the ADSs may be listed for trading)	• Depositary services

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  In January 2012, we received gross payments in the amount of $0.4 million from the depository for reimbursement relating to the ADS facility.

G. Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Historically, the dividends declared by our PRC subsidiaries to us have all been re-invested to expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, included elsewhere in this report on Form 6-K.  Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this report on Form 6-K.  You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and other information in “Operating and Financial Review and Prospects” included as Exhibit 99.3 to this report on Form 6-K.  Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In millions, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues
PV modules	1,331.7	1,785.8	1,606.3	2,766.3	3,014.0
— Investee companies of GSF	—	—	115.8	197.4	33.6
— Others	—	—	1,490.5	2,568.9	2,980.4
Others	16.6	137.7	87.0	135.6	132.6
Total net revenues	1,348.3	1,923.5	1,693.3	2,901.9	3,146.6
Cost of revenues (1)
PV modules	1,052.0	1,441.3	1,235.6	2,211.9	2626.2
Others	16.6	132.4	95.7	146.9	133.8
Total cost of revenues(1)	1,068.6	1,573.7	1,331.3	2,358.8	2,760.0
Gross profit(1)	279.7	349.8	362.0	543.1	386.6
Operating expenses
Selling expenses(1)	36.2	66.2	82.1	118.0	162.6
General and administrative expenses	44.5	85.8	76.9	133.1	248.8
Research and development expenses	15.0	15.3	29.0	40.2	38.6
MEMC settlement charges	—	—	—	—	120.0
Impairment of goodwill	—	—	—	—	281.5
Impairment of long-lived assets and indefinite lived intangible assets	—	—	—	54.6	180.3
Total operating expenses(1)	95.7	167.3	188.0	345.9	1,031.8
Income (loss) from operations	184.0	182.5	174.0	197.2	(645.2)
Interest expense, net(2)	(18.2)	(73.5)	(93.7)	(91.9)	(135.9)
Foreign currency exchange (loss) gain, net	(8.9)	(14.4)	8.6	(46.7)	(38.2)
Other income (expense), net	0.2	(62.3)	2.6	(47.7)	(133.1)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	157.1	32.3	91.5	10.9	(952.4)
Equity in net earnings (loss) of affiliates	(0.7)	0.3	(3.3)	250.8	(98.7)
Income (loss) from continuing operations before tax	156.4	32.6	88.2	261.7	(1,051.1)
Tax (expense) benefit	(13.2)	(1.6)	(2.5)	(23.8)	47.2
Income (loss) from continuing operations, net of tax	143.2	31.0	85.7	237.9	(1,003.9)
Loss from discontinued operations, net of tax	—	—	—	—	(14.1)
Net income (loss)	$143.2	$31.0	$85.7	$237.9	$(1,018.0)
Less: Net income attributable to the noncontrolling interest	2.7	1.4	(0.1)	(1.0)	(0.6)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	145.9	32.4	85.6	236.9	(1,018.6)
Net income (loss) per ordinary share — Basic:
Continuing operations	$0.96	$0.21	$0.50	$1.32	$(5.56)
Discontinued operations	$—	$—	$—	$—	$(0.08)
Net income (loss)	$0.96	$0.21	$0.50	$1.32	$(5.64)
Net income (loss) per ordinary share — Diluted:
Continuing operations	$0.91	$0.20	$0.50	$1.30	$(5.56)
Discontinued operations	$—	$—	$—	$—	$(0.08)
Net income (loss)	$0.91	$0.20	$0.50	$1.30	$(5.64)
Weighted average number of Shares used in computation
— Basic	151.7	154.7	169.7	179.6	180.5
— Diluted	160.2	160.3	172.5	181.6	180.5

(1)          Our previously reported audited consolidated statements of operations for the years ended December 31, 2007, 2008, 2009 and 2010 have been revised to reflect a reclassification of shipping and handling costs of $5.6 million, $6.9 million, $23.2 million and $39.3 million, respectively, from cost of revenues to selling expenses to increase the comparability of information with our major competitors. See Note 2(r) to our consolidated financial statements included herein.

(2)          Includes “interest expense” and “interest income” contained in our consolidated financial statements included elsewhere in this report on Form 6-K

	Year Ended December 31,
	2007		2008		2009		2010		2011
Other Consolidated Financial Data (in percentages)
Gross margin	20.7	(1)	18.2	(1)	21.4	(1)	18.7	(1)	12.3	(1)(2)
Operating margin	13.6		9.5		10.3		6.8		(20.5)
Net margin	10.8		1.7		5.1		8.2		(32.4)
Selected Operating Data
Products sold (in MW)
PV modules	358.8		459.4		675.1		1,521.9		2,014.6
PV cells	4.5		35.0		6.8		17.1		51.6
Total	363.3	(3)	494.4	(3)	681.9	(3)	1,539.0	(3)	2,066.2	(3)
Average selling price (in $ per watt)
PV modules	$3.72		$3.89		$2.40		$1.82		$1.51
PV cells	$3.06		$2.84		$1.03		$1.43		$0.46

(1)          Our previously reported gross margins for the year ended December 31, 2007, 2008, 2009 and 2010 have been revised due to the revision of our audited consolidated statements of operations to reflect a reclassification of shipping and handling costs of $5.6 million, $6.9 million, $23.2 million and $39.3 million, respectively, from cost of revenues to selling expenses to increase the comparability of information with our major competitors. See Note 2(r) to our consolidated financial statements included herein.

(2)          In the second quarter of fiscal year 2011, we terminated a 10-year supply contract with one of our suppliers, and recorded a $91.9 million write-off of the unamortized cost of warrants previously issued to the supplier in conjunction with the supply agreement to cost of revenues.

(3)          In addition to the 363.3 MW, 494.4 MW, 681.9 MW, 1,539.0 MW and 2,066.2 MW of PV cells and modules that we sold in 2007, 2008, 2009, 2010 and 2011, respectively, we sold PV system integration services which amounted to 0.4 MW, 1.1 MW, 22.1 MW, 33.3 MW and 12.4MW in 2007, 2008, 2009, 2010 and 2011, respectively, and we also sold 16.9 MW of wafers in 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$521.0	$507.8	$833.2	$872.5	$492.4
Restricted cash	94.7	70.7	124.9	142.5	216.6
Inventories	176.2	231.9	280.1	558.2	516.5
Accounts receivable	237.6	213.1	384.4	515.9	466.6
— Investee companies of GSF	—	—	110.2	10.4	19.5
— Others	237.6	213.1	274.2	505.5	447.1
Advance to suppliers	61.4	56.9	48.8	84.4	84.4
Short-term investments	—	—	200.8	—	—
Amounts due from related parties	—	101.0	185.5	55.1	67.7
Property, plant and equipment, net	293.0	684.5	777.6	1,326.2	1,569.2
Long-term loan to suppliers	103.3	84.0	54.7	53.0	—
Long-term prepayments	161.7	248.8	188.1	213.8	185.1
Amounts due from related parties - non-current	—	278.0	193.6	94.1	67.6
Total assets	1,967.0	3,206.9	3,983.7	5,217.1	4,537.3
Short-term borrowings	321.2	638.5	800.4	1,400.8	1,573.4
Total current liabilities	478.1	976.7	1,518.1	2,370.0	2,608.9
Convertible notes	423.4	812.9	516.9	551.2	580.9
Accrued warranty costs	22.5	41.4	55.2	81.0	94.1
Total equity attributable to Suntech Power Holdings Co. Ltd. equity	811.4	1,225.9	1,598.1	1,867.7	946.4
Net assets	829.3	1,234.4	1,612.8	1,880.2	952.8
Total liabilities and equity	$1,967.0	$3,206.9	$3,983.7	$5,217.1	$4,537.3

EXCHANGE RATE INFORMATION

Our consolidated financial statements have been prepared in accordance with U.S. GAAP.  We conduct our business in an industry that generally uses the U.S. dollar as its currency of reference.  Since a substantial portion of our operating activities and substantially all of our financing and investing activities are conducted using U.S. dollars, our management believes that the U.S. dollar is the most appropriate currency to use as our functional currency and as our reporting currency for our consolidated financial statements.

For our subsidiaries whose particular functional currency is not the U.S. dollar, the asset and liability accounts are translated into our reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using weighted average exchange rates.

Some of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use Japanese Yen or Euro as their functional currency.  We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur.  We translate monetary assets and liabilities denominated in other currencies into U.S. dollars at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations.  Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.  The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

On April 20, 2012 the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.3080 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7611	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20)	6.3080	6.3052	6.3150	6.2975

(1)          The average rate for a year means the average of the exchange rates on the last day of each month during a year.  The average rate for a month means the average of the daily exchange rates during that month.

MARKET PRICES OF OUR AMERICAN DEPOSITARY SHARES

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”  The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.  The closing price for our ADSs on the New York Stock Exchange on April 16, 2012 was $2.71 per ADS.

	High	Low

2007	88.65	31.41
2008	90.00	5.36
2009	20.58	5.21
2010	18.40	7.12
2011	10.71	1.70
Quarterly Highs and Lows
First Quarter 2010	18.40	12.60
Second Quarter 2010	15.35	8.67
Third Quarter 2010	11.37	7.70
Fourth Quarter 2010	10.14	7.12
First Quarter 2011	10.71	8.04
Second Quarter 2011	9.62	7.16
Third Quarter 2011	7.98	2.31
Fourth Quarter 2011	3.19	1.70
First Quarter 2012	4.18	2.30
Monthly Highs and Lows
November 2011	2.77	2.23
December 2011	2.75	2.12
January 2012	3.70	2.30
February 2012	4.18	3.06
March 2012	3.57	2.72
April 2012 (through April 16)	2.95	2.53

CONVENTIONS THAT APPLY TO THIS REPORT ON FORM 6-K

Unless otherwise indicated, references in this report on Form 6-K to:

•                  ‘‘$” and “U.S. dollars” are to the legal currency of the United States;

•                  ‘‘¥” and “Japanese Yen” are to the legal currency of Japan;

•                  ‘‘€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•                  “ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents one ordinary share;

•                  “BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•                  “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this report on Form 6-K only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•                  “cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry.  A PV product is priced based on the number of watts of electricity it can generate;

•                  “Glory Silicon” are to Glory Silicon Technology Investments (Hong Kong) Limited;

•                  “GSF” are to Global Solar Fund, SCA, and its affiliated entities;

•                  “off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•                  “on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•                 “ordinary shares” are to our ordinary shares, par value $0.01 per share;

•                  “Pluto technology” are to our high efficiency PV cell technology;

•                  “PV” are to photovoltaic.  The photovoltaic effect is a process by which sunlight is converted into electricity;

•                  “PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•                  “PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•                  “PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•                  “Rietech” or the “Rietech companies” are to Zhenjiang Rietech New Energy Science Technology Co., Ltd., Yangzhou Rietech Renewal Energy Company, and Zhenjiang Ren De New Energy Science Technology Co., Ltd and its affiliated entities;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•                  “Suntech BVI” and “Power Solar System Co., Ltd.,” are to our directly wholly owned subsidiary in the British Virgin Islands;

•                  “thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell;

•                  “Wuxi Suntech” and “Wuxi Suntech Power Co., Ltd.,” are to our predecessor and wholly owned subsidiary in China; and

•                  “Zhenjiang Rietech” are to Zhenjiang Rietech New Energy Science Technology Co., Ltd.

This report on Form 6-K includes in Exhibit 99.5 hereto our audited consolidated financial statements for the years ended December 31, 2009, 2010, and 2011 and as of December 31, 2010 and 2011.